Advantage Solutions Inc.

18100 Von Karman Avenue, Suite 1000

Irvine, California 92612

December 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Nicholas Lamparski

Re:	Advantage Solutions Inc.

Registration Statement on Form S-1 (As Amended)

File No. 333-250201

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Advantage Solutions Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m. Eastern Time on December 9, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008 or, in his absence, Darren Guttenberg at (714) 755-8050.

Thank you for your assistance in this matter.

Very truly yours,

ADVANTAGE SOLUTIONS INC.

By:	/s/ Bryce Robinson
Bryce Robinson
General Counsel and Secretary

cc:	Tanya Domier, Advantage Solutions Inc.
Brian Stevens, Advantage Solutions Inc.
Drew Capurro, Latham & Watkins LLP
Darren Guttenberg, Latham & Watkins LLP